UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

___________________________

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  1-12619

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q

☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:  September 30, 2011

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the transition period ended:  ____________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Ralcorp Holdings, Inc.
(Full name of registrant)

800 Market Street
St. Louis, Missouri  63101
(Address, including zip code, of principal executive offices)

PART II
RULE 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE

    Ralcorp Holdings, Inc. (the “Company”) is not able, without unreasonable effort or expense, to file its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended September 30, 2011 on the original November 29, 2011 due date.  Based upon a preliminary review of the Post cereal business conducted by the newly appointed Post management team in October, sales declines in the fourth quarter and continuing into October, and weakness in the branded ready-to-eat cereal category and the broader economy, management determined that additional strategic steps were needed to stabilize the business and the competitive position of its brands.  The impact of these steps is to reduce expected net sales growth rates and profitability of certain brands in the near term, thereby resulting in the goodwill and trademark impairments.  As a result, the Company recorded non-cash impairment charges totaling $471.4 million related to certain Post intangible assets in the fourth quarter of fiscal 2011.  The Company has recently completed its impairment analysis but does not expect the disclosures related to such impairment to be completed within the prescribed time period for the filing of its Annual Report on Form 10-K.  The Company expects to complete these disclosures by December 14, 2011.

Forward-Looking Statements

    Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Form 12b-25.  These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this Form 12b-25.  All forward-looking statements are subject to a number of important factors, risks, uncertainties and assumptions that could cause actual results to differ materially from those described in any forward-looking statements.  These factors and risks include, but are not limited to, the future net sales growth rates and profitability of Post brands, the Company’s ability to finalize the disclosures related to the impairment of intangible assets and file its Annual Report on Form 10-K for the fiscal year ended September 30, 2011 by the extension of the deadline and other financial, operational and legal risks and uncertainties detailed from time to time in the Company’s cautionary statements contained in its filings with the Securities and Exchange Commission.  The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this Form 12b-25.

PART IV
OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification is Gregory A. Billhartz, (314) 877-7000.

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report.  ☒  Yes☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐  Yes ☒  No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Ralcorp Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 29, 2011	By: /s/ T. G. Granneman
T. G. Granneman
Corporate Vice President and Chief Accounting Officer